EXPENSE LIMITATION AGREEMENT
NEUBERGER BERMAN ALTERNATIVE FUNDS

NEUBERGER BERMAN RISK BALANCED COMMODITY STRATEGY FUND
605 Third Avenue
New York, New York  10158-0180

August 27, 2012

Neuberger Berman Management LLC
605 Third Avenue, 2nd Floor
New York, New York  10158-0180

Dear Ladies and Gentlemen:

Neuberger Berman Risk Balanced Commodity Strategy Fund (the “Fund”) is a series of Neuberger Berman Alternative Funds, a Delaware statutory trust (“Trust”).

You hereby agree, until the date noted on Schedule A (“Limitation Period”), to forgo current payment of fees and/or reimburse annual operating expenses of the Fund’s respective Class noted on Schedule A (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses on short sales, and extraordinary expenses, if any, of the Fund) (“Operating Expenses”), so that the Operating Expenses of the Fund’s respective Classes are limited to the rate per annum, as noted on Schedule A, of that Class’ average daily net assets (“Expense Limitation”).

The Fund agrees to repay you out of assets attributable to its respective Class noted on Schedule A for any fees forgone by you under the Expense Limitation or any Operating Expenses you reimburse in excess of the Expense Limitation, provided the repayments do not cause that Class’ Operating Expenses to exceed the respective annual rate of average daily net assets as noted on Schedule A and the repayments are made within three years after the year in which you incurred the expense.

You understand that you shall look only to the assets attributable to the respective Class of the Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any class of the Fund or series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the State of New York, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.  Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires approval of the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as that term is defined in the Investment Company Act of 1940.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

           If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

NEUBERGER BERMAN ALTERNATIVE FUNDS,
on behalf of
NEUBERGER BERMAN RISK BALANCED COMMODITY STRATEGY FUND

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	President

The foregoing Agreement is hereby accepted as of August 27, 2012

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti

Name:	Robert Conti

Title:	President and Chief Executive Officer

SCHEDULE A

Fund	Class	Limitation Period	Expense Limitation

Neuberger Berman Risk Balanced Commodity Strategy Fund*	Class A	10/31/2014	1.46%
	Class C	10/31/2014	2.21%
	Institutional	10/31/2014	1.10%
*For purposes of this limitation, the Fund’s Operating Expenses shall be deemed to include the Operating Expenses of Neuberger Berman Cayman Commodity Fund I Ltd., a wholly owned subsidiary of the Fund, or any other wholly owned subsidiary of the Fund advised by Neuberger Berman Management LLC.